FORM 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1.	Name and address of Reporting person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if any entity (voluntary)
	Lim Ping Wai (a.k.a. Cherry Lee)		January 10, 2003		N/A

	Flat H, 8/F, No.1 North Point Terrance	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Persons(s) to
	(Street)		Keystone Mines Limited		[ x ] [ ] [ ] [ ]	Director 10% Owner Officer (give title) Other (specify below)

	North Point Hong Kong	6.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual of Joint/Group Filing (Check Applicable Line)
	(City) (State) (Zip)				[ x ] [ ]	Filed by One Reporting Person Filed by More than One Person

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* IF the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table 1-Non Derivative Securities Beneficially Owned
1.	Title of Security (Instr.4)	2.	Amount of Security Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr.5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)
common stock		1,666,666.5		I - 5,000,000		By Capex Investments Limited own at 100% by 7Bridge Capital Partners Limited own at 1/3 by the reporting person

Table II - Derivative Securities Beneficially Owned (eg. puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)	3.	Title and amount of Securities Underlying Derivative Security (Instr.4)	4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)
		Date Exercisable	Expiration Date	Title	Amount or Number of Shares
	None

Explanation of Responses:

/s/ Lim Ping Wai	February 12, 2003
**Signature of Reporting Person	Date

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**	Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
Note:	File three copies of this Form, one of which must be signed. If space provided is insufficient, See Instruction 6 for procedure.